Skadden, Arps, Slate, Meagher & Flom (UK) llp

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Division of Corporation Finance Office of Mergers & Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Michael Killoy Christina Chalk

RE:	QIWI PLC Schedule 14D-9 Filed August 2, 2022 File No. 005-87446

Ladies and Gentlemen:

I am writing on behalf of QIWI PLC (“QIWI” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated August 10, 2022 (the “Comment Letter”) with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) as filed with the Commission on August 2, 2022.

This letter, together with QIWI’s Amendment No. 1 to the Schedule 14D-9, are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For the Staff's convenience, we have set forth below each of the numbered comments of your letter in italics followed by QIWI’s responses thereto.

Michael Killoy
Christina Chalk
August 15, 2022

Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9.

Michael Killoy
Christina Chalk
August 15, 2022

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements – Ownership Interests of Sergey Solonin, page 8

1.	We note the disclosure in the last paragraph on page 8 that "[t]he Company's Class B Ordinary Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e., lack of cooperation between the Euroclear and the Russian National Settlement Depositary) until such issues are resolved." However, on page 13, in the section entitled "Liquidity and Trading Volume," you provide a closing price for the Company's ADSs on MOEX for July 18, 2022 and do not mention trading limitations for Russians. Please revise to clarify, including by clarifying how long the "lack of cooperation" has impacted the trading of ADSs on the MOEX by Russian nationals such as Mr. Solonin.

Response: QIWI respectfully acknowledges the Staff's comment and has amended the disclosure set forth in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Ownership Interests of Sergey Solonin” on page 8 of the Schedule 14D-9 to include additional disclosure on the impact of the restriction of trading on MOEX on non-Russian investors and Russian nationals, respectively, and Euroclear’s suspension of interactions with the Russian National Settlement Depositary. Russian nationals may trade Class B Ordinary Shares generally on MOEX (see next paragraph), but as a result of the European Union’s sanctions on the National Securities Depositary of Russia and the lack of cooperation between Euroclear and the Russian National Settlement Depositary, at present time, any Class B Ordinary Shares or ADSs purchased by the Offeror in the Offer cannot be transferred by the Offeror or Mr. Solonin from their accounts outside of Russia, including the account at the Pacific Stock Transfer Company, into the Russian securities depository for resale on MOEX.

The trading of Class B Ordinary Shares that have been purchased and remain within the MOEX settlement system (i.e., are stored in the Russian National Settlement Depositary) has not been affected by these transferability issues. The prices reflecting such trading on MOEX are presented elsewhere in the Schedule 14D-9, including in the Liquidity and Trading Volume section of the Reasons for the Board’s Position section of Item 4.

QIWI has also revised the disclosure on page 8 to include disclosure that the lack of cooperation has affected the ability of Class B Ordinary Shares or ADSs to be transferred from accounts outside of Russia into the Russian securities depository for sale on MOEX since the beginning of March 2022.

2.	See our last comment above and refer again to the disclosure in the last paragraph on page 8. We do not understand what is meant by the following statement: "As a result, the position of Mr. Solonin to sell the Class B Ordinary Shares is equal to that of all the shareholders who purchased QIWI's Class B Ordinary Shares outside of MOEX." Please revise to clarify.

Response: QIWI respectfully acknowledges the Staff's comment and has amended the disclosure set forth in “Item 3. Past Contracts, Transactions, Negotiations and Agreements— Ownership Interests of Sergey Solonin” on page 8 of the Schedule 14D-9 to read as follows: “The ability of Mr. Solonin to sell on MOEX the Class B Ordinary Shares purchased by him in the Offer is the same as the ability of any other shareholder to sell on MOEX Class B Ordinary Shares purchased and held by such shareholder in a settlement system outside of MOEX.”

*    *    *    *    *

Michael Killoy
Christina Chalk
August 15, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at +44 20-7519-7289 of Skadden, Arps Slate, Meagher & Flom (UK) LLP.

Sincerely,

/s/ Denis Klimentchenko

Denis Klimentchenko

cc:	Pranav Trivedi
Valeriya Boguslavskaya